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                                                                 Exhibit (a)(10)




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                                                                 EXHIBIT (a)(10)

PENTON COMPLETES TENDER OFFER
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FOR MECKLERMEDIA, CLOSES ACQUISITION
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CLEVELAND, OH--November 24, 1998--Penton Media, Inc. (NYSE:PME) today announced that it has completed its cash tender offer for all of the outstanding shares of Mecklermedia Corporation (Nasdaq: MECK) common stock at $29.00 net per share, and that the acquisition of Mecklermedia by Penton has closed.

In the offer, which commenced October 15, 1998 and expired at 5:00 p.m., New York City time, on November 23, a total of 8,989,114 shares were validly tendered and not withdrawn, representing about 98.6% of all outstanding common shares of Mecklermedia, all of which were accepted for payment.

Each Mecklermedia Corporation share not tendered was converted into the right to receive $29.00 in cash, without interest, pursuant to a merger of Mecklermedia with a wholly owned subsidiary of Penton. The total value of the transaction was approximately $274 million.

"The Mecklermedia acquisition accelerates Penton's strategic growth plans," said Thomas L. Kemp, chief executive officer of Penton. "It advances Penton's initiatives to diversify our revenue streams and to derive a greater percentage of our revenues and earnings from trade show operations; it provides a strong presence in a high-growth market; and it greatly expands Penton's global presence. We look forward to working with our new associates from Mecklermedia to further develop the Internet-related media properties we have acquired. We believe these businesses have strong growth potential and that the merger of Mecklermedia properties with Penton will enhance these developmental activities."



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PENTON COMPLETES MECKLERMEDIA TENDER OFFER, CLOSES ACQUISITION,
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Mecklermedia is the world's leading Internet business media company. Its properties include:

- Internet World trade shows - Five events in North America, including Internet World Spring and Internet World Fall, held in Los Angeles and New York City, respectively, which are among the fastest growing trade show events in America; and 26 Internet World events in countries around the world. Internet World focuses on E-business and Internet technology for Internet professionals.

- ISPCON conferences/trade shows - Three North American events, plus an ISPCON in Australia and the United Kingdom. The events focus on technology for the Internet Service Provider (ISP) market segment of the Internet industry.

- Internet World - A weekly business magazine that reaches 125,000 Internet professionals with a focus on E-business and Internet technology information.

- Boardwatch - a monthly business magazine delivering Internet access and Internet development technical information to 25,000 ISP professionals.

In connection with the acquisition, Penton entered into a joint venture agreement with Alan M. Meckler, Mecklermedia's founder, with respect to the limited liability company Internet.com, a subsidiary of Mecklermedia. Internet.com is a network of Web sites that provides news, analysis and information resources for Internet professionals. Penton sold an 80.1% equity interest in Internet.com to Meckler, retaining 19.9% of the equity and warrants to acquire up to a 29% interest. Meckler will be Internet.com's managing member and chief executive officer. He also will be engaged in a consulting relationship with Penton Media. Internet.com and Penton also have entered into various agreements relating to the exchange of services between the two companies.

Penton Media, Inc. is a leading diversified business media company that publishes magazines and electronic information products, produces trade shows and conferences, and provides marketing and business development products and services, including direct mail lists, research and custom publishing. Penton Media serves the design/engineering; electronics; Internet/IT; food/hospitality; government/compliance; leisure; management; manufacturing; mechanical systems/construction; and supply chain/aviation markets. Penton Media was recently spun off from Chicago-based Pittway Corporation. It began trading on the New York Stock Exchange on August 10.